Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$37,132	$61,816	$35,782	$32,759	$98,052
2. Plus interest expense	19,203	28,377	35,146	47,850	66,605

3. Earnings including interest on deposits	56,335	90,193	70,928	80,609	164,657
4. Less interest on deposits	12,346	20,720	26,370	38,427	54,087

5. Earnings excluding interest on deposits	$43,989	$69,473	$44,558	$42,182	$110,570

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$19,840	$29,149	$39,886	$52,521	$71,659
7. Less interest on deposits (Line 4)	12,346	20,720	26,370	38,427	54,087

8. Excluding interest on deposits	$7,494	$8,429	$13,516	$14,094	$17,572

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	2.84	3.09	1.78	1.53	2.30
Excluding interest on deposits (Line 5 divided by Line 8)	5.87	8.24	3.30	2.99	6.29